UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

Vuzix Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

92921W102
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

46,517,695

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

46,517,695

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,517,695

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.99%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lampe, Conway & Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

46,517,695

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

46,517,695

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,517,695

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.99%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Lampe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

46,517,695

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

46,517,695

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,517,695

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.99%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	92921W102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard F. Conway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

46,517,695

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

46,517,695

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,517,695

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.99%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	92921W102

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $.001 per share (the “Common Stock”) of Vuzix Corporation, a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 75 Town Centre Drive, Rochester, New York 14623.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Lampe, Conway & Co., LLC (“LC&C”), the investment manager of LC Capital Master Fund, Ltd. (the “Master Fund”), the Master Fund, Steven G. Lampe (“Lampe”), a managing member of LC&C, and Richard F. Conway (“Conway”), a managing member of LC&C (LC&C, the Master Fund, Lampe and Conway, collectively the “Reporting Persons”).

(b)
The principal business address for each of LC&C, Lampe and Conway is:

680 Fifth Avenue – 12th Floor
New York, New York 10019-5429

The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

(c)
The principal business of the Master Fund is investing in securities. The principal business of LC&C is providing investment advice. The principal occupation of Lampe and Conway is investment management. Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Schedule 13D.

LC&C acts as investment manager to the Master Fund pursuant to certain investment management agreements.  Because LC&C shares voting and dispositive power over the shares of Common Stock by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the shares of Common Stock.  LC&C disclaims beneficial ownership of the shares of Common Stock except to the extent of its pecuniary interest, if any, therein.

Lampe and Conway act as the sole managing members of LC&C and, as a result, each of Lampe and Conway may be deemed to control such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the shares of Common Stock by virtue of LC&C’s indirect control of the Master Fund and LC&C’s power to vote and/or dispose of the shares of Common Stock. Each of Lampe and Conway disclaims beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:

The Master Fund: Cayman Islands corporation;

LC&C: Delaware limited liability company;

Lampe: United States citizen; and

Conway: United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the shares of Common Stock came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Stock of the Issuer for investment.  The  Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any material change in the present capitalization or dividend policy of the Issuer; (c) any material change in the operating policies or corporate structure of the Issuer; (d) any change in the Issuer's charter or by-laws; (e) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (f) causing the Issuer becoming eligible for termination of registration  pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

The Convertible Loan and Security Agreement described in Item 6 provides the Reporting Persons with the right to nominate two members to the Issuer’s Board of Directors, subject to the consent of the Issuer’s Board of Directors and the TSX Venture Exchange.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 46,517,695 shares of Common Stock, representing 14.99% of the Common Stock outstanding and deemed to be outstanding based upon 263,600,274 shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 46,517,695 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 46,517,695 shares of Common Stock.

The Master Fund specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, LC&C may be deemed to be the beneficial owner of 46,517,695 shares of Common Stock, representing 14.99% of the Common Stock outstanding and deemed to be outstanding based upon 263,600,274 shares outstanding as of the date of this filing.

LC&C has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 46,517,695 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 46,517,695 shares of Common Stock.

LC&C specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

As of the date hereof, Lampe may be deemed to be the beneficial owner of 46,517,695 shares of Common Stock, representing 14.99% of the Common Stock outstanding and deemed to be based upon 263,600,274 shares outstanding as of the date of this filing.

Lampe has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 46,517,695 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 46,517,695 shares of Common Stock.

Lampe specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

As of the date hereof, Conway may be deemed to be the beneficial owner of 46,517,695 shares of Common Stock, representing 14.99% of the Common Stock outstanding and deemed to be outstanding based upon 263,600,274 shares outstanding as of the date of this filing.

Conway has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 46,517,695 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 46,517,695 shares of Common Stock.

Conway specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)
For information regarding any transactions in the Common Stock effected by the Reporting Persons during the past 60 days, please see Annex B attached hereto.  All such transactions were open-market transactions.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons entered into a Convertible Loan and Security Agreement on December 23, 2010, which permits the Reporting Persons to convert the loan into up to 40,140,492 shares of the $.001 par value common stock of Vuzix at a conversion price of $0.09965 per share.  The Reporting Persons also received a Warrant on December 23, 2010, which permits the Reporting Persons to purchase up to 40,000,000 shares of the $.001 par value common stock of Vuzix at a conversion price of $0.09965 per share.  The maximum number of shares of common stock that the Reporting Persons may acquire, however, is limited to 46,517,695.

Except as set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, by and among the Reporting Persons, dated December 31, 2010
2.	Convertible Loan and Security Agreement, dated December 23, 2010
3.	Warrant to Purchase Stock, dated December 23, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2011

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC* By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
By: /s/ Steven G. Lampe* Name: Steven G. Lampe
By: /s/ Richard F. Conway* Name: Richard F. Conway

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
LC Capital Master Fund, Ltd.

Name and Business Address	Title with each Entity
Richard F. Conway c/o Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429	Director
Don Seymour dms Management Limited Cayman Financial Centre 2nd Floor Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands	Director
Peter Young Rothstein Kass & Co. 27 Hospital Road George Town, Grand Cayman Cayman Islands	Director

Annex B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Description	No. of Common Shares Purchased/(Sold)	Price per Share

12/23/2010	Common Stock Warrants	40,000,000	$0.09965

12/23/2010	Convertible Loan	40,140,492	$0.09965

SK 02979 0002 1159408